S   A   M   E   X       M    I   N   I   N   G      C   O   R   P.

301 - 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3  CANADA

TEL: (604) 870-9920   FAX: (604) 870-9930

TOLL FREE: 1-800-828-1488

E-MAIL: 2samex@samex.com    WEB SITE: www.samex.com

January 16, 2006

BC Securities Commission

filed on SEDAR

PO Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, BC  V7Y 1L2

Dear Sirs:

RE: Material Change Report

Enclosed herewith for filing are the following:

1.

BC Form 51-102F3 - Material Change Report; and

2.

Copy of the Company’s News Release No. 3-06 dated January 16, 2006.

Yours truly,

“Brenda L. McLean”

Corporate Secretary

/blm

Encl.

cc:  TSX Venture Exchange - filed on SEDAR

      Alberta Securities Commission – filed on SEDAR

      US Securities Commission – filed on EDGAR

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC  V2S 6J3

Telephone:  (604) 870-9920     Toll Free:  800 828-1488

Fax:  (604) 870-9930

Item 2:

Date of Material Change

January 16, 2006

Item 3:

News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on January 16, 2006 and was
               disseminated through the wire services   of CCN Matthews.

Item 4:

Summary of Material Change

SAMEX has arranged a private placement of 3,610,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.70 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.78 per share if exercised at any time during the three year term of the warrant.

Item 5:

Full Description of Material Change

SAMEX has arranged a private placement of 3,610,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.70 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.78 per share if exercised at any time during the three year term of the warrant.  The share/warrant units will be subject to a four-month hold period.  The proceeds of the private placement will be used for expenditures on the Company’s mineral properties and for general working capital.  Directors/Officers of the Company are placees for an aggregate of 230,000 units.  Finders fees or other compensation may be payable with respect to a portion of the placement.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7:

Omitted Information

There is no omitted information.

Item 8:

Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Larry McLean, Director of the Issuer at (604) 870-9920 or toll free at
               800 828-1488, who is   knowledgeable about the material change.

Item 9:

Date of Report

Dated at Abbotsford, British Columbia, the 16th day of January, 2006.

“Larry D. McLean”

Director